EXHIBIT O
to the
Investment Advisory Agreement

CHAUTAUQUA GLOBAL GROWTH FUND

For all services rendered by the Advisor hereunder, the Corporation shall pay the Advisor, on behalf of the above-named Fund, and the Advisor agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.80% of the average daily net assets of the Fund.

The annual investment advisory fee shall be accrued daily at the rate of 1/365th of 0.80% applied to the daily net assets of the Fund. The advisory fee so accrued shall be paid by the Corporation to the Advisor monthly.

Executed as of this ______ day of __________ , 2016.

THE ADVISOR:

ROBERT W. BAIRD & CO. INCORPORATED

By:_____________________________________
Reik Read, Managing Director

THE CORPORATION:

BAIRD FUNDS, INC.

 By:_____________________________________
Mary Ellen Stanek, President